Exhibit 4.2
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following description sets forth certain material terms and provisions of our securities that are registered under Section 12 of the Securities Exchange Act of 1934. This description also summarizes relevant provisions of the Ohio Revised Code. The following description is a summary and does not purport to be complete. It is subject to, and qualified in its entirety by reference to, the applicable provisions of the Ohio Revised Code and our Amended and Restated Articles of Incorporation (the “Articles of Incorporation”) and our Amended and Restated Regulations (the “Regulations”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.2 is a part. We encourage you to read our Articles of Incorporation, our Regulations, and the applicable provisions of the Ohio Revised Code for additional information.

General

        Our authorized capital stock consists of:

•400,000,000 common shares, par value $.01 per share; and

•40,000,000 preferred shares, par value $.01 per share.

Common Shares

        The holders of common shares will be entitled to one vote per share on all matters submitted to a vote of shareholders. Our Regulations provide that, except as otherwise provided in the Articles of Incorporation, a Preferred Share Designation, or by law, the affirmative vote of the holders of a majority of the shares present in person or represented by proxy at a meeting of shareholders and entitled to vote on the subject matter will be the act of the shareholders. Each director is to be elected by a plurality vote of the shares present, in person or represented by proxy at a meeting of shareholders and entitled to vote on the election of directors.

        Subject to the rights of holders of any outstanding serial preferred shares, the holders of common shares are entitled to receive dividends as may be declared from time to time by our Board of Directors out of funds legally available for those dividends. Holders of common shares will be entitled to receive, upon any liquidation, dissolution or other winding up of the Company, whether voluntary or involuntary, all remaining assets available for distribution to shareholders after satisfaction of our liabilities and the preferential rights of any preferred shares that may then be issued and outstanding. The holders of common shares have no conversion rights, nor are there any redemption, sinking fund or preemptive rights with respect to common shares.

Preferred Shares

        We may issue one or more series of preferred shares as created and authorized by our Board of Directors. The Board of Directors will determine and the prospectus relating to any particular issuance of serial preferred shares will describe the terms of those serial preferred shares, including, to the extent applicable, the following:

•the number of shares to constitute each series and the name and serial designation thereof;

•the annual dividend rate or rates and dividend payment dates;

•whether dividends are to be cumulative or non-cumulative;

•whether any series will be subject to redemption, and, if so, the manner of redemption and the redemption price or prices;

•whether the shares of any series shall be subject to the operation of a purchase, retirement or sinking fund, and, if so, whether such purchase, retirement or sinking fund shall be cumulative or non-cumulative;

•the terms, if any, upon which shares of any series shall be convertible into, or exchangeable for, or shall have rights to purchase or other privileges to acquire shares of any other class or of any other series of the same or any other class, including the price or prices or the rate or rates of conversion, exchange, purchase or acquisition and the terms of adjustment, if any;

•the limitations and restrictions, if any, to be effective while any shares of any series are outstanding upon the payment of dividends or other distributions on, and upon the purchase, redemption or other acquisition of, the common shares or any other series or class of our stock ranking junior to the shares of any series, either as to dividends or upon liquidation;

•the conditions or restrictions, if any, upon creation of indebtedness of the Company or issuance of any additional shares of any class ranking on a parity with or prior to the shares of any series either as to dividends or upon liquidation; and

•the voting rights of any series, if any, which rights may be full, limited or denied.

Ohio Takeover Legislation

        Transactions Involving Interested Shareholders. Section 1704.02 of the Ohio Revised Code prohibits any Chapter 1704 transaction (as defined below) for a period of three years from the date on which a shareholder first becomes an interested shareholder unless the directors of the corporation approved the transaction prior to the shareholder becoming an interested shareholder or approved the transaction pursuant to which the shareholder became an interested shareholder.

        A “Chapter 1704 transaction” is defined to include a variety of transactions such as mergers, consolidations, combinations or majority share acquisitions between or involving an Ohio corporation and an “interested shareholder” or an affiliate or associate of an interested shareholder. An interested shareholder is defined generally as any person who, directly or indirectly, beneficially owns 10% or more of the outstanding voting stock of the corporation.

        After such three-year period, a Chapter 1704 transaction is prohibited unless certain fair price provisions are complied with, the directors of the corporation approved the purchase of shares which made the shareholder an interested shareholder, or the shareholders of the corporation approve the transaction by the affirmative vote of two-thirds of the voting power of the corporation or such other percentage set forth in the articles of incorporation of the corporation provided that a majority of the disinterested shareholders approve the transaction.

        Chapter 1704 is applicable to all corporations formed under Ohio law.

        Control Share Acquisitions. Section 1701.831 of the Ohio Revised Code provides that certain notice and informational filings and special shareholder meeting and voting procedures must be followed prior to consummation of a proposed “control share acquisition.” The Ohio Revised Code defines a “control share acquisition” as any acquisition of an issuer’s shares which would entitle the acquirer, immediately after that acquisition, directly or indirectly, to exercise or direct the exercise of voting power of the issuer in the election of directors within any one of the following ranges of that voting power:

•one-fifth or more but less than one-third of that voting power;

•one-third or more but less than a majority of that voting power; or

•a majority or more of that voting power.

        Assuming compliance with the notice and information filings prescribed by the statute, the proposed control share acquisition may be made only if, at a special meeting of shareholders, the acquisition is approved by at least a majority of the voting power of the issuer represented at the meeting and at least a majority of the voting power remaining after excluding the combined voting power of the “interested shares.” “Interested shares” are the shares held by the intended acquirer and the employee-directors and officers of the issuer, as well as certain shares that were acquired after the date of the first public disclosure of the acquisition but before the record date for the meeting of shareholders and shares that were transferred, together with the voting power thereof, after the record date for the meeting of shareholders.

        A corporation can provide in its articles of incorporation or regulations that Section 1701.831 does not apply to control share acquisitions of shares of such corporation. Neither our Articles of Incorporation nor our Regulations contain any provisions to alter the effect of 1701.831 of the Ohio Revised Code.

Cumulative Voting

        Under Ohio law, unless otherwise provided in a corporation’s articles of incorporation, each shareholder is entitled to cumulate such shareholder’s votes in the election of directors if the shareholder gives notice to the corporation. Except as may be otherwise provided in any designation of the terms of a series of preferred shares, our Articles of Incorporation prohibit cumulative voting by shareholders.